Exhibit (a)(5)(iii)

This announcement is neither an offer to purchase or exchange nor a solicitation of an offer to sell or exchange Aventis ordinary shares or Aventis ADSs (collectively, “Aventis securities”). The U.S. Offer (as defined below) is made solely by the Prospectus (as defined below), the related ADS Letter of Transmittal, the related Form of
Acceptance and any amendments or supplements thereto, and is being made to all holders of Aventis ordinary shares who are located in the United States and to all holders of Aventis ADSs, wherever located. The U.S. Offer is not being made to, nor will Aventis securities be accepted from or on behalf of, holders of Aventis securities in any jurisdiction in which the making of the U.S. Offer or the acceptance thereof would not be in compliance with applicable law. In U.S. jurisdic-
tions where the applicable laws require that the U.S. Offer be made by a licensed broker or dealer, the U.S. Offer shall be deemed to be made on behalf of Sanofi-Synthelabo by Merrill Lynch &Co. and BNP Paribas Securities Corp., as joint dealer-
managers, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Sanofi-Synthelabo

Notice of Offer to Exchange

0.8333 of an ordinary share of Sanofi-Synthelabo and €11.50 in cash,

for

Each Outstanding Ordinary Share
(held by holders who are located in the United States)

of

Aventis

and

1.6667 American Depositary Shares of Sanofi-Synthelabo and
an amount in U.S. dollars equal to €11.50 in cash,

for
Each Outstanding American Depositary Share
(held by holders wherever located)
of
Aventis

     Sanofi-Synthelabo, a French société anonyme, is offering to exchange all outstanding ordinary shares, nominal value €3.82 per share, of Aventis, a French société anonyme, including Aventis ordinary shares represented by American depositary shares (“ADSs”), on the terms and subject to the conditions set forth in the prospectus, dated April 9, 2004 (the “Prospectus”), the related ADS Letter of Transmittal and the related Form of Acceptance (which collectively constitute the “U.S. Offer”). In the U.S. Offer, Sanofi-Synthelabo will exchange:

•	0.8333 of a newly issued Sanofi-Synthelabo ordinary share, nominal value €2 per share, and €11.50 in cash, without interest, for each validly tendered Aventis ordinary share; and

•

1.6667 newly issued Sanofi-Synthelabo ADSs (each Sanofi-Synthelabo ADS representing one-half of one Sanofi-Synthelabo ordinary share) and an amount in U.S. dollars equal to €11.50 in cash, without interest, for each validly tendered Aventis ADS (each Aventis ADS representing one Aventis ordinary share).

     The U.S. Offer includes a mix and match election feature that allows holders of Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, to elect to receive, in lieu of the mix of consideration described above:

•	1.0294 newly issued Sanofi-Synthelabo ordinary shares in exchange for each Aventis ordinary share tendered; or 2.0588 newly issued Sanofi-Synthelabo ADSs in exchange for each Aventis ADS tendered; or

•	€60.43 in cash, without interest, in exchange for each ordinary share of Aventis tendered; or an amount in U.S. dollars equal to €60.43, in cash, without interest, in exchange for each Aventis ADS tendered.

     The mix and match elections are subject to proration and allocation adjustments that will ensure that, in the aggregate (and subject to adjustment if Aventis pays any dividend or interim dividend before the settlement of the Offers, as defined below), 81.0% of the Aventis ordinary shares (including Aventis ordinary shares underlying the Aventis ADSs) tendered in the U.S. Offer and the concurrent French Offer (defined below) and concurrent German Offer (defined below) will be exchanged for Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares underlying Sanofi-Synthelabo ADSs) and 19.0% will be purchased for cash.

     If Aventis pays any dividend or any interim dividend in respect of the Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, before the settlement of the Offers, the consideration offered in exchange for each Aventis ordinary share and each Aventis ADS tendered will be reduced by an amount equal to the net value of the dividend paid per Aventis ordinary share. In respect of any Sanofi-Synthelabo ordinary share, including any Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs, that a holder receives in exchange for the Aventis ordinary shares or the Aventis ADSs that such holder tenders in the U.S. Offer, such holder will be entitled to receive any annual dividend with respect to Sanofi-Synthelabo’s 2003 results that is declared on the Sanofi-Synthelabo ordinary shares and any other dividend that is paid after the settlement of the U.S. Offer.

     No fractional Sanofi-Synthelabo ordinary share or fractional Sanofi-Synthelabo ADS will be issued in connection with the U.S. Offer. Instead, any holder that would otherwise be entitled to a fraction of a Sanofi-Synthelabo ordinary share or Sanofi-Synthelabo ADS will receive an amount in cash equal to the product of that fraction and the average sale price per Sanofi-Synthelabo ordinary share, net of expenses, realized on Euronext Paris or the average sale price per Sanofi-Synthelabo ADS, net of expenses, realized on the New York Stock Exchange (“NYSE”), as applicable, in the sale of all of the aggregated fractional Sanofi-Synthelabo ordinary shares or all of the aggregated fractional Sanofi-Synthelabo ADSs that would otherwise have been issued in the Offers.

     The U.S. Offer, which is open to all holders of Aventis ordinary shares who are located in the United States and to all holders of Aventis ADSs, wherever located, is being made separately from (i) a French offer (the “French Offer”), which is open to all holders of Aventis ordinary shares who are located in France and to holders of Aventis ordinary shares who are located outside of France, Germany and the United States, if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in the French Offer; and (ii) a German offer (the “German Offer”), which is open to holders of Aventis ordinary shares who are located in Germany. Together, the U.S. Offer, the French Offer and the German Offer (collectively, the “Offers”) are being made for all issued and outstanding Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, and all Aventis ordinary shares that are or may become issuable prior to the expiration of the Offers due to the exercise of outstanding Aventis stock options or the exercise of outstanding Aventis warrants (Bons de souscription d’actions, or BSAs). The Offers are being made on substantially similar terms and completion of the Offers is subject to the same conditions.

     Sanofi-Synthelabo will pay the brokerage fees, if any, and related value added taxes incurred by holders of Aventis securities tendering into the U.S. Offer, up to a limit of 0.3% of the value of each Aventis security tendered, and subject to a maximum amount of €45 per account, including all taxes. Holders of Aventis securities will not be reimbursed for any brokerage fees in the event that the U.S. Offer is withdrawn or is not completed. Financial intermediaries will be paid a fee, net of tax, of €0.20 per Aventis ordinary share, with a maximum fee of €45 per account. This fee will not be paid in the event that the U.S. Offer is withdrawn or is not completed and will not be paid in any event with respect to tendered Aventis securities owned by such financial intermediaries. Sanofi-Synthelabo will pay any stamp duty (impôt de bourse) provided by article 978 of the French tax code (Code général des impôts) with respect to Aventis ordinary shares tendered pursuant to an all-cash election. Sanofi-Synthelabo will pay or cause to be paid any transfer taxes with respect to the exchange of Aventis ADSs not based on income.

     Sanofi-Synthelabo will pay the fees charged by the ADS depositary for Aventis ADSs tendered into the U.S. Offer, including any fees charged by the ADS depositary to redeposit Aventis ordinary shares underlying tendered Aventis ADSs that have been previously withdrawn from deposit with the ADS depositary in the event that the Offers are not consummated. Sanofi-Synthelabo will pay all charges and expenses of The Bank of New York, which is acting on behalf of Sanofi-Synthelabo as exchange agent for the Aventis ADSs (the “U.S. ADS Exchange Agent”), MacKenzie Partners, Inc., which is acting as the information agent (the “Information Agent”), and Merrill Lynch & Co. and BNP Paribas Securities Corp., which are acting as joint dealer-managers (the “Joint Dealer-Managers”), incurred in connection with the U.S. Offer.

     THE U.S. OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MAY 28, 2004, UNLESS THE U.S. OFFER IS EXTENDED OR IS WITHDRAWN PRIOR TO THAT TIME. YOU MAY WITHDRAW ANY AVENTIS SECURITIES TENDERED AT ANY TIME PRIOR TO THE EXPIRATION TIME.

     Sanofi-Synthelabo’s obligation to complete the Offers is subject to the following conditions: (1) at least 50% of the total share capital and voting rights in Aventis, calculated on a fully diluted basis, plus one Aventis ordinary share are validly tendered and not withdrawn in the U.S. Offer, the French Offer and the German Offer, on a combined basis (the “minimum tender condition”); (2) the applicable waiting period under the U.S. Hart-Scott-Rodino Act of 1976 (“HSR”) has expired or been terminated and no order has been entered prohibiting the transaction (the “antitrust condition”); and (3) the issuance of additional Sanofi-Synthelabo ordinary shares to be issued on completion of the Offers has been duly approved by the shareholders of Sanofi-Synthelabo at an extraordinary meeting of shareholders to be held for this purpose (the “share issuance condition”). Sanofi-Synthelabo may waive the minimum tender condition at any time on or prior to the date that is five French trading days prior to the expiration date of the Offers. Under French law and regulations, a waiver of the minimum tender condition is deemed an improved Offer and may cause the French Autorité des marchés financiers (the “AMF”) to extend the Offer period; the AMF may also declare any tenders null and void. If the minimum tender condition is not satisfied, the Offers will not be completed. Because the Offers are subject to the antitrust condition, under applicable French law, the French Offer will lapse (“est caduque”, meaning it is null and void) as soon as the U.S. Federal Trade Commission issues a second request for information before the expiration of the HSR waiting period. If the French Offer lapses for this reason, Sanofi-Synthelabo will withdraw the U.S. Offer and the German Offer. At the meeting of the board of directors of Sanofi-Synthelabo, representatives of Total and L’Oréal, which are Sanofi-Synthelabo’s two principal shareholders (holding, as of December 31, 2003, an aggregate of 47.1% of Sanofi-Synthelabo’s outstanding share capital (other than share capital held by Sanofi-Synthelabo) and 63.1% of Sanofi-Synthelabo’s voting rights), confirmed their full support of the Offers. Total and L’Oréal have also expressed that they will approve the increase in share capital that will be submitted to the extraordinary meeting of shareholders. If the Offers are not completed because a condition is not satisfied, or the French Offer lapses and Sanofi-Synthelabo withdraws the U.S. Offer and the German Offer, Sanofi-Synthelabo reserves the right to commence a new offer or not, in its sole discretion, and to make that offer available in the United States or not, in its sole discretion. If the Offers are not successful, or the French Offer lapses and Sanofi-Synthelabo withdraws the U.S. Offer and the German Offer, the Aventis securities tendered in the U.S. Offer will be returned to tendering holders of Aventis securities, without interest or any other payment being due. This should occur within one or two French trading days following the announcement of the lapse, withdrawal or failure of the Offers.

     The U.S. Offer will expire at 5:00 p.m., New York City time, on May 28, 2004, unless (1) the AMF sets a later expiration date for the tender period of the French Offer, (2) the AMF has not set an expiration date for the French Offer by May 28, 2004, (3) the AMF subsequently extends the tender period of the French Offer, or (4) the Offers lapse or are withdrawn prior to that time. Sanofi-Synthelabo intends that the U.S. Offer, the French Offer and the German Offer will all expire simultaneously. Under French tender offer rules, the AMF sets the expiration date of the French Offer and has the sole authority to determine whether or not to subsequently extend the French tender period. In connection with the appeals by Aventis of the AMF’s clearance decision (avis de recevabilité) and the AMF’s decision to grant a visa for Sanofi-Synthelabo’s French Offer prospectus, the AMF has undertaken to set the expiration date of the French Offer to be at least eight days after the Court of Appeals of Paris announces its decision on the appeals by Aventis. The AMF may decide subsequently to extend the initial French tender period under certain circumstances, including in the event of the initiation of a competing offer or of an improved offer by a competing bidder. If the AMF (1) sets an initial expiration date for the French Offer that is later than May 28, 2004, or (2) subsequently extends the initial French tender period, Sanofi-Synthelabo will, on the same day, issue a press release announcing the AMF’s decision and a corresponding extension of the U.S. Offer. Sanofi-Synthelabo’s press release will set forth the expiration date and time of the extended U.S. Offer and inform holders of Aventis securities subject to the U.S. Offer that they may tender, or withdraw their tendered, Aventis securities at any time until the expiration of the extended offer period.

     The AMF is expected to publish the definitive results of the Offers not more than nine French trading days following the expiration date of the Offers. However, upon determination that the minimum tender condition has been satisfied, the AMF will publish provisional results prior to its publication of the definitive results.

     If as a result of the U.S. Offer, the French Offer and the German Offer, Sanofi-Synthelabo acquires in aggregate between two-thirds and 95% of Aventis’s total share capital and voting rights, or more than 50% if there is a concurrent competing offer for Aventis securities, Sanofi-Synthelabo intends to provide a subsequent offering period of at least 10 French trading days as permitted under the rules governing the French Offer. If Sanofi-Synthelabo provides a subsequent offering period in the French Offer, it will provide a subsequent offering period in the U.S. Offer and the German Offer. If Sanofi-Synthelabo meets the conditions for a subsequent offering period, Sanofi-Synthelabo will announce its intention at the same time that it announces the results of the Offers, which Sanofi-Synthelabo will do by issuing a press release as soon as practicable (but in no event later than 10 French trading days) after the AMF publishes definitive results of the Offers. The AMF will then set and publish the calendar for such a subsequent offering period, which would ordinarily begin within a few days following the publication by the AMF of the timetable. In the event of a subsequent offering period, Sanofi-Synthelabo will offer the same consideration that was offered during the initial offering period.

     Holders of Aventis ADSs held in certificate form, commonly known as American depositary receipts (“ADRs”), may tender such Aventis ADSs in the U.S. Offer by delivering prior to the expiration date the following materials to the U.S. ADS Exchange Agent at one of its addresses set forth on the back cover of the Prospectus: (1) their Aventis ADRs, (2) a properly completed and duly executed ADS Letter of Transmittal, or a facsimile copy with an original manual signature, with any required signature guarantees, and (3) any other documents required by the ADS Letter of Transmittal. Holders of Aventis ADSs held in book-entry form may tender such Aventis ADSs in the U.S. Offer by taking the following actions prior to the expiration date: (A) a book-entry transfer of such Aventis ADSs into the U.S. ADS Exchange Agent’s account at the Depository Trust Company (“DTC”), (B) delivery to the U.S. ADS Exchange Agent at one of its addresses set forth on the back cover of the Prospectus of either (1) a properly completed and duly executed ADS Letter of Transmittal, or a facsimile copy with an original manual signature, with any required signature guarantees, or (2) an agent’s message (as defined in the Prospectus), and (C) delivery to the U.S. ADS Exchange Agent at one of its addresses set forth on the back cover of the Prospectus of any other documents required by the ADS Letter of Transmittal. Aventis ordinary shares held through a French financial intermediary may be tendered pursuant to the U.S. Offer only by completing the relevant Form of Acceptance and other transmittal materials sent by the French financial intermediary and pursuant to the instructions for participating in the U.S. Offer. Aventis ordinary shares held through a U.S. custodian may be tendered pursuant to the U.S. Offer only by completing the relevant Form of Acceptance and other transmittal materials sent by the U.S. custodian pursuant to instructions for participating in the U.S. Offer. Aventis ordinary shares may not be tendered by completing the ADS Letter of Transmittal. In addition, tendering holders of Aventis ordinary shares held in pure registered (nominatif pur) form will not be able to tender the Aventis ordinary shares pursuant to the U.S. offer unless such Aventis ordinary shares are first converted to administered registered (nominatif administré) form or bearer form (au porteur) as described in the Prospectus. All questions as to the validity, form and eligibility for exchange of any tendered Aventis securities will be determined by Sanofi-Synthelabo, in its discretion, and its determination will be final and binding on the holders of the Aventis securities.

     Tenders of Aventis securities made pursuant to the U.S. Offer may be withdrawn at any time prior to the expiration of the U.S. Offer. If a subsequent offering period is provided, Aventis securities tendered during that subsequent period may be withdrawn at any time prior to the expiration of such subsequent period. For a withdrawal to be effective, the French financial intermediary, the U.S. custodian or the U.S. ADS Exchange Agent, as applicable, must receive in a timely manner the written or facsimile transmission notice of withdrawal. Any such notice must specify the name of the person who tendered the Aventis securities being withdrawn, the number of Aventis securities being withdrawn and the name of the registered holder, if different from that of the person who tendered such Aventis securities. If Aventis ADRs being withdrawn have been delivered or otherwise identified to the U.S. ADS Exchange Agent, then, prior to the physical release of such ADRs, (1) the U.S. ADS Exchange Agent also must receive the name of the registered holder and the serial numbers of the particular Aventis ADRs and (2) the signature(s) on the notice of withdrawal must be guaranteed by an eligible institution unless such Aventis ADSs have been tendered for the account of an eligible institution. If Aventis ADSs have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of Aventis ADSs. If tendered Aventis ordinary shares are being withdrawn, the notice of withdrawal must specify the name and number of the Euroclear France account to be credited with the withdrawn Aventis securities. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Sanofi-Synthelabo, in its sole discretion, and its determination will be final and binding on the holders of the Aventis securities.

     If the Offers are successful, Sanofi-Synthelabo securities and cash will be delivered to tendering holders of Aventis securities following the publication by the AMF of the final results of the Offers. Settlement is currently expected to take place approximately 12 to 18 French trading days following the expiration date of the Offers. Similarly, in the event of a subsequent offering period, if any, settlement is expected to occur within 12 to 18 French trading days following the expiration of that subsequent offer period. With respect to tendered Aventis ADSs only, the cash consideration payable in the U.S. Offer will be paid in U.S. dollars calculated by converting the applicable amount in euros into U.S. dollars using a current spot exchange rate, less expenses. Sanofi-Synthelabo ADSs to be evidenced by ADRs registered in the name of the tendering holder may not be delivered until approximately two weeks after the settlement date.

     Sanofi-Synthelabo’s acquisition of the Aventis securities will be accounted for using the purchase method under both French GAAP and U.S. GAAP.

     If a tendering holder is a non-resident of France and not a member of a special class of taxpayers (as described in the Prospectus under “Material French Tax and U.S. Federal Income Tax Consequences”) for French tax purposes, such holder will not be subject to French tax on any capital gain or loss recognized, for French tax purposes, as a result of exchanging such holder’s Aventis securities pursuant to the U.S. Offer, unless such holder has a permanent establishment or fixed base in France and the Aventis securities exchanged are part of the business property of that permanent establishment or fixed base. For French tax purposes, the gain or loss, if any, will equal the difference between (a) the fair market value of the Sanofi-Synthelabo ordinary shares or ADSs plus the amount of cash that such holder receives in the exchange and (b) such holder’s adjusted tax basis in the Aventis securities that such holder exchanges.

     If a tendering holder is a U.S. holder (as defined in the Prospectus under “Material French Tax and U.S. Federal Income Tax Consequences”) and is not a member of a special class of taxpayers (as described in the Prospectus under “Material French Tax and U.S. Federal Income Tax Consequences”) for U.S. federal income tax purposes, as a result of exchanging Aventis securities pursuant to the U.S. Offer, such holder will generally recognize gain or loss, if any, for United States federal income tax purposes in an amount equal to the difference between (a) the fair market value of the Sanofi-Synthelabo securities plus the amount of cash that such holder receives in the exchange and (b) such holder’s adjusted tax basis in such Aventis securities exchanged. For U.S. federal income tax purposes, in general, if a holder is a non-U.S. holder, such holder will not be subject to United States federal income taxation on any gain or loss recognized in exchanging such holder’s Aventis securities. Exceptions are described in more detail in the Prospectus under “Material French Tax and U.S. Federal Income Tax Consequences — Tax Consequences of Exchanging Aventis Securities — United States federal income taxation — Non-U.S. Holders”.

     The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934 (the “Exchange Act Rules”) is contained in the Prospectus and is incorporated herein by reference. In connection with the U.S. Offer, Sanofi-Synthelabo has delivered a written request to Aventis pursuant to Rule 14d-5 of the Exchange Act Rules relating to the use of Aventis’s stockholder lists and security position listings. The Prospectus, the related ADS Letter of Transmittal, the related Form of Acceptance and other related materials will be mailed to registered holders of Aventis ADSs and to registered holders of Aventis ordinary shares in the United States and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Aventis securities.

     The Prospectus, the related ADS Letter of Transmittal and the related Form of Acceptance contain important information that should be read carefully before any decision is made with respect to the U.S. Offer.

     Any questions or requests for assistance or for additional copies of the Prospectus, the related ADS Letter of Transmittal, the related Form of Acceptance and other related tender offer materials may be directed to the Information Agent at its address and telephone number set forth below, and copies will be furnished promptly at Sanofi-Synthelabo’s expense.

The Information Agent for the U.S. Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
CALL TOLL-FREE (800) 322-2885
E-mail: proxy@mackenziepartners.com

The Joint Dealer Managers for the U.S. Offer are:

Four World Financial Center	The Equitable Tower, 787 Seventh Avenue
New York, New York 10080	New York, New York 10019
Toll-Free Call: (866) 276-1462	(212) 841-3700

April 12, 2004